UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2024

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January- June 2024	2

The financial information related to January-June 2024 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB). The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS, as they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed separately or as a substitute for the measures presented according to the IFRS (see the Appendix “Alternative performance measures”).
Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.
The English language translation of the consolidated financial results originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

Link to detailed financial and operational data: click here.

Results presentation
The management will host a presentation (click here) to discuss the results at 10:00am CEST on 31st July 2024.

For more information, please contact:
Adrián Zunzunegui (adrian.zunzunegui@telefonica.com); Isabel Beltrán (i.beltran@telefonica.com); Torsten Achtmann (torsten.achtmann@telefonica.com); ir@telefonica.com; Phone: +34 91 482 87 00
https://www.telefonica.com/en/shareholders-investors/

Telefónica Q2 2024 Financial Results                       31st July 2024
Momentum remains intact

Highlights
•Growth (y-o-y)
◦Accelerated revenue growth (+1.2%1; +0.9% in Q1) on strong service revenue (+2.2%)
◦B2C revenue (61% of total revenue) growth improved to +1.8% (+0.8% in Q1)
◦Growth acceleration in B2B (22% o/total revenue) to +4.9% (+2.8% in Q1), with T. Tech as key driver (+11.2%)
•Profitability (y-o-y)
◦Continued EBITDA* growth (+1.8%); Spain (+0.6%), Brazil (+3.3%), Germany (+3.8%). Hispam +17.6 p.p. q-o-q
◦Growth maintained despite weaker FX (BRL detracts 1.3 p.p. of EBITDA* growth y-o-y; +1.2 p.p. in Q1)
◦EBITDAaL*-CapEx back to growth (+11.5%; Q1 -3.4%). All OBs increasing. Disciplined CapEx (H1 o/Sales 11.3%)
•Sustainability
◦Customer centric approach paying off (NPS 33; +2 p.p. vs Q1). AI hyper-personalised customer interactions
◦ESG transforming our customer relationships and operational model, translating to long-term value
•Cutting-egde networks
◦Leading with 5G (66% coverage in core markets) and fibre engine at full speed (FTTH 78.9m PPs; +2.3m in Q2)
◦Legacy shutdown (copper switch-off in Spain; 4.3k COs since 2014) and technology cycle management
◦Vodafone UK and VMO2 extend existing mobile network sharing agreement for more than a decade
•Significant progress on strategic initiatives
◦T. Colombia signs non-binding MoU with Millicom for a potential corporate transaction; in Spain, non-binding MoU signed with Vodafone Spain to create a FibreCo with c.3.5m PP FTTH
◦Completed new long-term mobile network agreement with DIGI (National Roaming+RAN sharing). 16 years
◦Advancing with ANATEL and other bodies in Brazil to migrate from concession into an authorization model
◦BNetzA consultation paper; extension of usage rights by 5 years. Spain spectrum prolongation (10-year)
◦UK; Netco operational and financial design in progress and advancing with H1 25 timelines
•Commercial and financial momentum unaltered in Q2 (y-o-y)
◦Spain; continued growth in main accesses. Improved profitability (EBITDAaL*-CapEx +2.2%; +9.7 p.p. q-o-q)
◦Brazil maintains leadership. Ramping up EBITDAaL*-CapEx (15.3% margin, +1.2 p.p.); increased growth in revenue & EBITDA* in local currency (+7.4% and +7.3% respectively)
◦Germany robust own brand traction, operational leverage +1.8 p.p. (margin EBITDAaL*-CapEx)
•2024 guidance reiterated (y-o-y)
◦Delivered on all guidance metrics. EBITDAaL*-CapEx above range (H1 +3.1% vs. +1% to +2% target)
◦Q2 FCF improved vs Q1 to €205m, >20% annual growth excluding tax payments on Peru tax resolution
◦Further FCF growth acceleration expected throughout the year
◦Net debt (€29.2bn; 2.78x ND/EBITDAaL*); dividend payment, FCF and T. DE stake up; declining afterwards
•Solid balance sheet, sustainable financial policy
◦Robust liquidity (€18.9bn, >3yr debt coverage), long average debt maturity (11 yrs), ~80% in fixed rates
1     Unless stated otherwise, all year-on-year variations for the Group and OBs are reported. CapEx excludes spectrum
(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts

Commenting on the results, José María Álvarez-Pallete, Chairman and CEO of Telefónica, said:
“Our results this quarter reflect continued acceleration in top-line growth, profitability (EBITDAaL-CapEx) and sustainability (ESG-led customer relationship with AI embedded in our processes). In addition, the near-term opportunities we suggested in Q1 are materialising. We completed the new long-term mobile network agreement with DIGI, adding visibility and sustainability beyond 2040 to our wholesale revenue function in Spain. In addition, we are witnessing a new paradigm on spectrum in the industry, with the licences' prolongation in Spain and BNetzA suggested spectrum prolongation. We advanced in a proposal with Anatel and other bodies in Brazil to adapt the concession to authorization model, and VMO2 and Vodafone announced new, long-term network sharing agreement. Furthermore in July we have signed a non-binding MoU with Vodafone Spain for the creation of a FibreCo with c.3.5m PP FTTH and in T. Hispam we have entered into a non-binding MoU with Millicom for a potential corporate transaction in Colombia.
As such, our strategic initiatives around building next-gen networks, putting customers first, and creating leaner future-fit operations are bearing fruit, giving us confidence to re-affirm our full-year financial guidance, to continue delivering stakeholder value and to capture the opportunities”.

Outlook
January-June 2024 Group results consistent with 2024 guidance and aligned with Company expectations. Financial for 2024 are as follows (reported2)
•Revenue +1.1% y-o-y in H1 24 vs. 2024 target of ~1% growth y-o-y
•EBITDA +1.9% y-o-y in H1 24 vs. 2024 target of 1% to 2% growth y-o-y
•EBITDAaL-CapEx +3.1% y-o-y in H1 24 vs. 2024 target of 1% to 2% growth y-o-y
•CapEx/Revenue 11.3% in H1 24 vs. 2024 target of up to 13%
•FCF €163m in H1 24 vs. 2024 target of >10% growth y-o-y

Shareholder remuneration confirmed for 2024 and 2024-2026 period
•The second tranche of the 2023 dividend of €0.15 per share in cash has been paid on 20th June, 2024
•2024 dividend of €0.30 per share in cash will be paid on 19th December 2024 (€0.15) and June 2025 (€0.15)
•Reduction of share capital through the cancellation of the Company’s own shares (80,296,591) in April 2024

As announced during the Capital Markets Day (8 Nov-23), our strategic guidelines under the GPS framework provide the following guidance (CAGR 23-26 reported2)
•Growth: Revenue ~1%; ~1.5% B2C, ~5% B2B, low-to-mid single digit decline in wholesale & partners
•Profitability: EBITDA ~2%; EBITDAaL-CapEx ~5%; -2 p.p. CapEx/Revenue to <12%
•Sustainability: Leverage reduction to 2.2-2.5x in 2026; >10% FCF growth

2     Criteria for 2024 and 2023-2026 guidance: reported, current FX, ex VMO2, constant perimeter, includes cost to capture (cash cost to capture, excludes non-cash provisioning and others) and excludes material non-ordinary impacts. CapEx ex-spectrum. FCF excludes spectrum and VMO2 recaps and includes, hybrid coupons and commitments

Telefónica Group Main KPIs

	H1 24		Q2 24
	(€m)	y-o-y % Chg	(€m)	y-o-y % Chg

Revenue	20,395	1.1	10,255	1.2
EBITDA*	6,424	1.9	3,219	1.8
EBITDAaL*-CapEx	2,748	3.1	1,295	11.5
CapEx (ex-spectrum)/Sales	11.3%	(0.6)	12.1%	(1.3)
FCF	163	(53.2)	205	(42.9)
Net Financial Debt	29,240	6.4
Net Income	979	28.9	447	(3.3)

	H1 24 (€m)	y-o-y % Chg	Q2 24 (€m)	y-o-y % Chg
Revenue	20,395	1.1	10,255	1.2
Telefónica España	6,245	1.0	3,127	1.0
Telefónica Brasil	4,960	6.8	2,440	3.3
Telefónica Deutschland	4,189	(0.1)	2,090	0.0
Telefónica Hispam	4,304	(4.1)	2,249	(0.1)
Other companies & eliminations	698	4.4	348	4.6
EBITDA*	6,424	1.9	3,219	1.8
Telefónica España	2,231	0.4	1,114	0.6
Telefónica Brasil	2,036	6.9	1,014	3.3
Telefónica Deutschland	1,332	4.4	679	3.8
Telefónica Hispam	782	(6.3)	415	2.7
Other companies & eliminations	42	(36.6)	(3)	c.s.
EBITDAaL*	5,047	(0.2)	2,538	0.5
Telefónica España	1,917	(2.7)	958	(1.7)
Telefónica Brasil	1,586	7.0	793	3.4
Telefónica Deutschland	964	3.0	495	2.4
Telefónica Hispam	541	(10.8)	298	3.4
Other companies & eliminations	39	(38.8)	(5)	c.s.
CapEx (excluding spectrum)	2,299	(3.9)	1,243	(8.9)
Telefónica España	720	(1.9)	383	(7.1)
Telefónica Brasil	768	4.2	419	(3.5)
Telefónica Deutschland	466	(7.5)	233	(9.9)
Telefónica Hispam	284	(9.2)	175	(5.4)
Other companies & eliminations	61	(41.5)	33	(55.2)

Spectrum	61	n.s.	0	c.s.

EBITDAaL*-CapEx (excluding spectrum)	2,748	3.1	1,295	11.5
Telefónica España	1,197	(3.1)	575	2.2
Telefónica Brasil	818	9.8	373	12.4
Telefónica Deutschland	498	15.4	262	16.4
Telefónica Hispam	257	(12.6)	123	19.0
Other companies & eliminations	(22)	(45.9)	(38)	(38.1)
(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts.

	Jun 24 (thousands)	y-o-y % Chg
Total Accesses	391,974	2.2
o/ w FTTH	17,031	12.1
o/ w Contract	131,743	3.3
o/ w Pay TV	10,185	(1.5)
o/ w Wholesale	27,015	7.7

Operational, infrastructure and IT performance
Total accesses grew +2% y-o-y to 392.0m (Jun-24), with FTTH and contract up +12% and +3%, respectively.
In our Network and Systems, we continue our path towards Hyper-Automation, the main goal of the company’s Autonomous Network Journey program (ANJ) that improves both efficiency and customer experience. During Q2 24, we are launching the “Network & IT observability project” across all operations to ensure the adaptation of processes with predictive and adaptive capabilities enabled by Artificial Intelligence.
As part of the ANJ program, T. Brazil continued driving processes’ automation with a use case of autonomous configuration that simplifies and speeds up the configuration of capabilities over the IP network, resulting in shorter response times and reduced human errors. T. Germany achieved the world's first software upgrade for the 5G core network’s user plane without interrupting ongoing operations. In addition, T. Germany became the first telecom operator worldwide to switch its core network to a public cloud (AWS). This is a milestone in our multicloud strategy towards cloud-based and automated architectures, which will allow us to save investments in setting up computing capacities and, in addition, reduce costs and time to update core network functions, designed as software.
In parallel, a higher degree of virtualisation is accelerating the FTTH and 5G deployments and the switch-off of the retail copper service in Spain achieved in 2024 (123 COs closed in 2024 as of June; 4,272 closed since 2014). Uruguay has completed the shutdown of its 2G network (-17% in energy consumption). Germany defined a consolidation plan aimed at having fewer Data Centres and more efficient infrastructure, with a goal of reducing energy consumption by 15%.
The position as a global leader in fibre is maintained offering an optimal carrier solution (with XGS-PON readiness) for the next 50 years. Our extensive coverage includes 177.0m UBB PPs, +4% y-o-y, out of which 78.9m are FTTH PPs (+13% y-o-y) including 23.0m PP of our FibreCos (+24% y-o-y). As such, in Q2 24 total FTTH PP have increased in 2.3m PP with a 51% rolled out through co-investment vehicles.
5G network covers 89% of population in Spain as of Jun-24, 96% in Germany, 50% in Brazil and 65% in the UK. In addition, 5G SA is already launched in Spain (5G+, market leaders with more high capacity nodes than the sum of the competitors), Brazil, Germany, and the UK. This is a core network evolution, that enhance customer experience and allows enterprises to implement advanced mobile connectivity services. Our network cores have been completely updated in the 4 core markets so they can manage all types of traffic (4G, 5G NSA and 5G SA). It is relevant to highlight that we are already generating revenues from services provided on the 5G SA network as slicing services.
We have implemented the ESaaS (Energy Savings as a Service) project in 3 plants in Spain during 2024. With these, 7 out of a total of 40 planned plants have been completed, which will allow us to save around 45 GWh per year (~20% of the consumption of each plant). Simultaneously, we are reducing energy consumption at Group level despite the strong increase of traffic through measures such as reducing the RAN and switching off legacy. All these efforts are key to achieve our goal of net zero emissions by 2040 across the value chain.

Financial performance
Income Statement
Revenue grew 1.2% y-o-y to €10,255m in Q2 24, with growth across main markets, and accelerated vs Q1 (+0.9% y-o-y). Service revenue growth maintained (+2.2% y-o-y, +2.3% in Q1) and handset sales improved (-6.8% y-o-y, -9.5% in Q1). The FX impact turned negative (-€93m y-o-y, mainly on BRL evolution. H1: +€11m), while the contribution from hyperinflationary countries was positive (+€72m, mainly Argentina. H1: -€34m). H1 revenue +1.1% y-o-y to €20,395m.
B2C revenue (€6,213m in Q2 24, 61% of total) accelerated its growth up to 1.8% y-o-y in Q2 24 (+1.0 p.p. q-o-q). It should be highlighted that B2C revenue grew y-o-y in all the markets in the quarter reflecting our focus on enhancing the value propositions leveraging our high-quality service and strong brands.
B2B revenue (€2,237m in Q2 24, 22% of total) grew by 4.9% y-o-y and accelerated its growth sequentially (+2.2 p.p. q-o-q) across all the OBs. Both Corporate and SME segments posted a better performance sequentially (+5.9% y-o-y and 2.8% y-o-y respectively), with IT revenue double-digit growth stronger in Q2 24.
Wholesale & Partners and Others revenue (€1,805m in Q2 24, 18% of total) declined -5.0% y-o-y in Q2 24 (vs -0.9% in Q1 24) mainly due to lower revenue in Spain and Germany. However, sustainability of the wholesale revenue has notably increased in July with a new long-term (16 years) mobile agreement signed with DIGI in Spain. In addition, the fibre wholesale agreement with this player was also extended.
Other income reached €280m in Q2 24 and €569m in H1 24 (€380m in Q2 23 and €664m in H1 23).
Operating expenses decreased 0.4% y-o-y adjusted to €7,311m in Q2 24 on lower personnel and supply costs, partially offset by other expenses. H1 24 operating expenses were flat y-o-y adjusted to €14,524m.
Impairments and losses on disposal of assets totalled €4m in Q2 24 and €16m in H1 24 (€11m in Q2 23, €17m in H1 23).
Earnings before depreciation and amortisation (EBITDA)* growth continued across the board and at the Group (+1.8% y-o-y to €3,219m in Q2 24, +1.9% in Q1). Q2 FX impact was negative (-€38m y-o-y. H1: +€2m) while the effect from hyperinflationary countries was positive (+€70m y-o-y, mainly Argentina. H1: +€53m). H1 24 EBITDA* +1.9% y-o-y to €6,424m.
EBITDA* margin improved 0.2 p.p. y-o-y to 31.4% in Q2 24 (+0.2 p.p. y-o-y to 31.5% in H1 24).
EBITDAaL* improved and was back to growth (+0.5% y-o-y to €2,538m in Q2 24, -0.9% in Q1) on lower lease expenses y-o-y growth and sustained EBITDA* growth. H1 24 EBITDAaL* -0.2% to €5,047m.
Depreciation and amortisation was flat y-o-y (+0.1% to €2,198m in Q2 24; +0.3% to €4,361m in H1 24).
Share of profit of investments accounted for by the equity method amounted to -€27m in Q2 24 vs +€174m in Q2 23, mainly due to the change in fair value of derivates at VMO2, that offset the positive operating result at the OB. In H1 24 totalled +€18m (-€14m in H1 23).
Net financial expenses fell 19.8% y-o-y to €420m in Q2 24 (-1.3% to €779m in H1 24) mainly due to non-recurrent impacts. Debt-related interest expenses slightly increased y-o-y due to debt refinancing impact partially offset by a reduction in interest rates in Brazilian reais debt and a solid fixed interest rates position in strong currencies.
Corporate tax expenses amounted to €64m in Q2 24, aligned with €69m in Q2 23. In H1 24, -0.5% y-o-y to €229m.
Profit attributable to non-controlling interests totalled €63m in Q2 24, aligned to Q2 23 (€67m). In H1 24, amounted to €94m (€124m in H1 23).
Profit attributable to equity holders of the parent company was €447m in Q2 24 with earnings per share of €0.07 (€462m and €0.07 in Q2 23). In H1 24: €979m and €0.15 (€760m and €0.11 in H1 23). In adjusted terms, net income totalled €653m in Q2 24 (+43.9% y-o-y) and EPS €0.10 (+50.0% y-o-y) after excluding €206m of other impacts. H1 24 adjusted net income +23.3% y-o-y to €1,285m and EPS +25.9% y-o-y to €0.20.

Free Cash flow
EBITDA*-CapEx growth accelerated in Q2 24 to +10.0% y-o-y (€1,976m; +1.5% in Q1; +5.4% y-o-y to €4,125m in H1). EBITDAaL*-CapEx back to growth in Q2 24 (+11.5% y-o-y to €1,295m, -3.4% in Q1, +3.1% to €2,748m in H1).
CapEx fell -8.9% y-o-y to €1,243m in Q2, reflecting phasing. In H1 -3.9% to €2,299m with CapEx/Sales -0.6 p.p. to 11.3%.

(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts

Working capital consumed €571m in H1 24 (-€98m in Q2) mainly impacted by recurrent impacts such as CapEx. Working capital was stable y-o-y excluding the positive extraordinary (tax asset monetisation) of €153m in Brazil in H1 23.
Interest payments declined 13.8% y-o-y to €646m in H1 24 mainly due to extraordinary payments in Peru (€5m in Q2 24, €10m in H1 24; €119m in H1 23). Excluding this impact, interest payments were stable y-o-y. Debt-related interest payments decreased due to lower interest rates in Brazilian reais debt and a robust fixed interest rates position in strong currencies, which countered the impact of rising interest rates in these currencies. The effective cost of debt related interest payments (L12M) decreased to 3.58% as of Jun-24 (3.80% in Dec-23).
Dividends received amounted to €28m in H1 24 (€66m in H1 23).
Tax payments increased to €556m in H1 24 (€407m in Q2; €266m in H1 23), mainly due to extraordinary €274m payments in Peru in Q2 24. Excluding this impact, tax payments were virtually stable y-o-y.
Dividends paid to minority shareholders were lower (€108m in H1 24, €289m in H1 23) mainly on lower payments to minorities of T. Deutschland.
Lease principal and interest payments grew +7.3% y-o-y to €1,370m in H1 24 mainly explained by seasonality impacts, and higher interest rates in Europe.
Thus, free cash flow improved to €205m in Q2 24 and €163m in H1 24. Excluding extraordinary tax resolution payments in Peru, FCF would have stood at €484m in Q2 24 (+22.6% y-o-y; broadly stable in H1 24). Excluding Peru and Brazil extraordinary impacts, FCF would grew 52.8% y-o-y in Q2 24 and +42.0% in H1 24.

Funding and financing
Net financial debt stood at €29,240m as of Jun-24. In Q2 24, increased by €758m due to shareholder remuneration of €819m (Jun-24 cash dividend payment) and net financial investments of €175m (mainly the acquisition of T. Deutschland shares). These were partially offset by a positive free cash flow generation of €187m (including spectrum payments) and other net factors of €49m.
In H1 24, net debt increased by €1,891m due to net financial investments of €1,057m (mainly T. Deutschland shares acquisition) and shareholder remuneration of €997m. Factors that decreased net debt were free cash flow generation of €118m (including spectrum payments) and other net factors of €45m.
FX had a positive impact on net debt of €0.4bn in H1 24 (€0.7bn on net debt plus leases).
Lease liabilities amounted to €8,196m as of Jun-24, down 3.9% or €329m y-o-y in Q2 24 (-8.1% and €724m in H1 24) due to higher principal payments than ROU additions and FX depreciation (mainly BRL). Net financial debt including lease liabilities amounted to €37,436m as of Jun-24.
In H1 24, T. Group raised €3,198m long term financing and VMO2 €2,172m equivalent. Total financing activity: €5,371m.
Financing activities in Q2 24 included:
•In Apr-24, T. Chile signed a CLP 50,000m bilateral loan with maturity in Apr-27.
•Also, in Apr-24, VMO2 issued two senior secured notes of €600m and USD750m, both with maturities in Apr-32.
Telefónica financing activity has allowed the Group to maintain a solid liquidity position of €18,886m (€11,386m of undrawn committed credit lines; €10,681m maturing over 12M). As of Jun-24, the Group has covered debt maturities over the next three years and the average debt life stood at nearly 11.0 years.
Telefónica and its holding companies continued their issuance activity under the Promissory Notes and Commercial Paper Programmes (Domestic and European), maintaining an outstanding notional balance of €1,400m as of Jun-24.

(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts

Sustainability performance
Our sustainability objectives are built into the Group’s GPS plan and aligned with the UN SDGs. This quarter, Telefónica was included in the Top 10 World’s Most Sustainable Companies by TIME, out of 5,000 evaluated, and once again led the sector in the FTSE4Good Index Series. For Q2 24, we highlight the following initiatives:
“E” Environmental: Building a greener future (SDG #7, #11, #12, #13)
•Climate Action Plan: approved by the Board referencing CSRD climate requirements and revised targets to achieve a 90% reduction in global operational emissions by 2030 (Scopes 1 and 2). Vivo also unveiled a new objective to reach net zero by 2035, five years ahead of the previous target.
•Circular economy: we continued with initiatives to reduce e-waste through takeback initiatives (e.g., the Time after Time fund in UK) and the reuse of the equipment (e.g. 19m CPEs reused via the VICKY platform since 2019).
“S” Social: Helping society to thrive (SDG #8, #9)
•Digital Inclusion: 392m accesses reached as of Jun-24. The company strives to pursue initiatives to promote the responsible use of technology (e.g. Movistar’s ‘This is not a game’ campaign won 4 Golden Lions at Cannes).
•Social leadership: included within the top 20 companies and #1 in the ICT sector (2,000 companies evaluated) in the World Benchmarking Alliance's Social Benchmark, which evaluates human rights, decent work and ethical behaviour.
“G” Governance: Leading by example (SDG #7, #9, #11)
•AI principles: updated to include a new commitment leveraging Artificial Intelligence as differential tool to combat environmental challenges and the promotion of ethical AI across the value chain to ensure traceability.
•Sustainable financing: newly published green bond reports confirming the allocation of €1,601m funds to 3 projects focused on network transformation and renewable energy.

TELEFÓNICA ESPAÑA

31%	of total Telefónica H1 24 revenue	35%	of total Telefónica H1 24 EBITDA*

Key messages
•Four straight quarters of growth in main accesses
•Accelerated EBITDA* growth (+0.6% y-o-y in Q2 24)
•Non-binding MoU signed with Vodafone Spain to create a FibreCo with c.3.5m PP FTTH

Operating performance
T. España's results improved in Q2 24, driven by its focused strategy on sustainability, innovation, efficiency and rational competitive positioning. Furthermore, in Q2 24 the main types of services (FBB, mobile contract, TV and convergence) posted simultaneous y-o-y growth and both revenue growth (+1.0%) and improved profitability (EBITDA* +0.6%, +0.4 p.p. vs. Q1) were consolidated.
The evolution of the offer is key. In May, Movistar repositioned its proposition to optimise the balance between competitiveness and profitability in certain segments. In the mobile portfolio, increasing mobile data and, in convergence, facilitating the access to VAS and digital ecosystem (TV, fixed and mobile add ons, secure connection...).
T. España maintains its focus on sustainability, and in particular, on digital inclusion (>1k municipalities covered by 5G) and circularity (sale of refurbished terminals, reuse of network equipment, etc.).
In accesses (+1% y-o-y), it is worth highlighting the sequential improvement seen in quarterly net adds of FBB (+17k), mobile contract (+26k) and TV (+22k), that led each of these services to achieve a y-o-y growth of over 1%. Fibre continued to make good progress (+80k accesses; +68k retail) on a network covering already 30.2m PPs (29% of uptake) following the deployment of 0.5m PPs in Q2 24.
The convergent base (+0.2% y-o-y) again showed quarterly net adds (+0.3k in Q2 24), ARPU growth to €91.7 (+0.2% y-o-y), an excellent churn (0.9%) and a growing NPS. This not only reflects a value well above that of other operators in the market, but also the right balance to sustain revenue growth.
Confirming our ability to provide high-quality services over our infrastructure, we signed in July a new long-term mobile network agreement with DIGI (National Roaming+RAN sharing) for 16 years.

Financial performance
Revenue grew y-o-y in Q2 24 (+1.0%, flat sequentially) thanks to higher service revenue (+1.0%; -0.2 p.p. vs. Q1 24) and handset sales (+3.0%; +6.3 p.p. vs. Q1 24). Revenue grew 1.0% y-o-y in H1 24.
Retail revenue growth accelerated (+2.6%, +1.1 p.p. vs. Q1), supported by commercial improvement, tariff updates and the solid performance of IT sales. However, wholesale and other revenue declined by 6.4% y-o-y (-0.8% in Q1 24), affected by lower mobile interconnection prices (-50% since January 1, 2024), lower TV content resale (Formula 1), lower energy pass-through and the non-linearity of other revenue; although together have limited impact on margin.
EBITDA* grew y-o-y and accelerated its progress (+0.6%, +0.4 p.p. vs. Q1 24). The sequential improvement is due to savings from the redundancy plan in all the quarter, partially offset by the growth of lower margin revenues (IT, handsets, new businesses) and the unfavourable resolution of litigation prior to the acquisition of DTS. The Q2 24 margin stood at 35.6%. In H1 24, EBITDA* grew 0.4% y-o-y (35.7% margin).
EBITDAaL* improved performance (-1.7% y-o-y in Q2 24; +1.8 p.p. vs. Q1 24), moving towards stabilisation of leases and fell -2.7% in H1 24.
EBITDAaL*-CapEx grew 2.2% y-o-y in Q2 24 on better performance of EBITDAaL* and the larger decline in CapEx (-7.1% vs. +4.8% in Q1 24). EBITDAaL*-CapEx declined 3.1% y-o-y in H1 24 (19.2% margin over revenue), due to lower EBITDAaL* (need for sites for 5G deployment) and despite the lower CapEx (-1.9%), which continues to be allocated to 5G+ and fibre deployment, which will enable the company to switch off copper in the centennial year.

(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts

TELEFÓNICA BRASIL

24%	of total Telefónica H1 24 revenue	32%	of total Telefónica H1 24 EBITDA*

Key Messages
•Increased customer value; mobile ARPU grew and churn remains low
•Growth (y-o-y) in revenues, EBITDA* and EBITDAaL*-CapEx despite BRL depreciation
•EBITDAaL*-CapEx margin improvement (15.3%; +1.2 p.p. vs. Q2 23)

Operating performance
On June 22nd and June 26th Anatel and T. Brazil Board of Directors approved the proposed terms and conditions for the Self-Composition Agreement for Adaptation of the Concession Contracts to an Authorisation instrument. Final approval is expected in the next months.
Vivo continued to reinforce its ESG commitments and has announced new targets for 2035: Zero net emissions (5 years ahead of the previous target), more ambitious diversity targets (40% women executives, 45% women in leadership positions and 40% black employees in leadership positions) and a renewed commitment to circularity (collection of 225 tonnes of electronic waste through the "Vivo Recicle" programme in the next 12 years).
Vivo through "Vivo Ventures", a Venture Capital fund, has invested USD5m in "CRMBonus", specialised in the use of AI for customer loyalty. With this investment, Vivo has now made five investments, strengthening the Company's position as a digital services provider.
Vivo maintained its leadership in the country, with 38.6% mobile market share, 43.1% in contract and 17.3% in FTTH (46.6% in areas passed more than 5 years ago).
In mobile, the contract segment continued to show great strength, with accesses growing +7% y-o-y (thanks to the maintenance of a low churn rate of 1.0% and high commercial activity) and ARPU up +2.7%.
In fixed, the transformation to FTTH accelerated, with growth in gross adds in the quarter thanks to the launch of new commercial channels. Connected accesses amounted to 6.5m as of June (372k in H1 24) and the number of PPs with FTTH reached 27.3M (take-up of 24%).
Vivo Total (FTTH+mobile offer) reached 1.8m accesses (x2 y-o-y), improving ARPU and churn as these customers have a 1 p.p. lower churn than standalone FTTH accesses.

Financial performance
Revenue grew 3.3% y-o-y in Q2 24 (+6.8% in H1 24), mainly due to the strong growth in mobile service revenue. The slowdown in y-o-y revenue growth is explained by the depreciation of the BRL vs. the EUR in Q2 24 (in local currency, revenue growth accelerated from 6.5% in Q1 24 to 7.4% in Q2 24).
Mobile revenue increased 4.7% y-o-y in Q2 24 (+8.6% in H1 24), thanks to the good commercial performance and market rationalisation. Fixed revenue remained flat y-o-y in Q2 24, FTTH increasing +13.7%.
EBITDA* in Q2 24 grew 3.3% y-o-y (+6.9% in H1 24) driven by higher revenue which offset higher expenses on new digital services businesses. As with revenue, the slowdown in y-o-y growth is explained by the depreciation of the BRL vs. the EUR (in local currency, EBITDA* accelerated from 6.7% in Q1 24 to 7.3% in Q2 24). EBITDA margin* remained stable at 41.5% (+41.0% in H1 24, stable p.p. y-o-y).
EBITDAaL*-CapEx increased 12.4% y-o-y in Q2 24 (+9.8% in H1 24), thanks to the growth in EBITDA* and the y-o-y reduction in CapEx (-3.5%; +4.2% in H1 24). CapEx/Revenue was 15.5% in H1 24, -0.4 p.p. y-o-y.

(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts

TELEFÓNICA DEUTSCHLAND

21%	of total Telefónica H1 24 revenue	21%	of total Telefónica H1 24 EBITDA*

Key messages
•Continued robust commercial traction and low churn in a dynamic yet rational market
•Steady EBITDA* growth fuelled by ongoing commercial momentum and successful cost management
•Excellent progress with 4G network densification and 5G rollout resulting in 5G pop coverage of 96%

Operating performance
T. Deutschland consistently maintained robust commercial activity in mobile throughout Q2 24, in-line with management goals, on the back of successful promotion of ‘O2 Mobile’ friends & family tariffs and retention activities to manage churn.
Moreover, 4G network densification and 5G deployment progressed well, with more than 550 new sites live and around 3,400 expansion measures executed in H1 24. 5G pop coverage reached 96% at the end of June.
T. Deutschland’s strategy to build a more resilient business model is supported by both, the draft proposal of the German regulator to prolong spectrum licenses for 5 years, and the agreement between the German Federal Ministry of the Interior and the German MNOs with regards to the use of Chinese vendor equipment. The later provides a clear roadmap for modernisation of defined network elements within the envisaged CapEx envelope.
In parallel, T. Deutschland has earned a Platinum Medal, a recognition awarded to the Top 1% of companies assessed by EcoVadis. It reflects the quality of the company's sustainability management system and demonstrates a commitment to promoting transparency throughout the value chain.
Mobile contract delivered +215k core net adds excluding 3rd party MNO-accesses in Q2 24, accelerating q-o-q (+372k in H1 24), driven by continued O2 brand momentum. The mobile contract base stood at 28.3m as of June and 16.8m excluding 3rd party MNO-accesses. O2 contract churn remained at low levels, 0.9% in Q2 24 (1.0% in H1 24), up 0.1 p.p. y-o-y while improving 0.1 p.p. q-o-q reflecting strong brand appeal and continued network enhancements.
O2 contract ARPU was impacted by the halving of MTR to €0.2c per minute effective 1 Jan-24. O2 contract ARPU posted a decline of-1.4% y-o-y in Q2 24 and underlying (ex MTR-cut) of -0.5% y-o-y mainly due to the higher share of 2nd and 3rd SIM cards in the base with usually lower ARPUs.
Mobile prepaid improved net disconnections, with -18k net disconnections in Q2 24 (-307k in H1 24), mainly reflecting the ongoing prepaid to postpaid migration trend in the German market.
Fixed broadband recorded -4k net disconnections in Q2 24 (-1k in H1 24) driven by legacy DSL-churn while demand for high-speed cable and fibre accesses remaining high. Hence, churn was slightly up by 0.3 p.p. y-o-y to 1.1% in Q2 24.

Financial performance
Revenue was on previous year’s level both in Q2 24 and H1 24 (flat y-o-y and -0.1% y-o-y, respectively). Mobile service revenue was -1.3% y-o-y in Q2 24 (-0.3% y-o-y in H1 24) reflecting the combination of good own-brand performance and MTR-headwinds (+0.1% y-o-y ex MTR-headwinds in Q2 24 and +1.2% y-o-y in H1 24) as well as the change of the 1&1 business model and slightly weaker roaming revenues. There was continued strong customer demand for high value smartphones supported by the ’O2 myHandy’ model leading to +2.2% y-o-y in Q2 24 (-1.2% y-o-y in H1 24) in handset revenue. The reassuring trends in fixed remain in-tact, +3.8% y-o-y in Q2 24 as well as in H1 24, with even better trends in fixed retail supported by the pass-through of wholesale price increases.
EBITDA* remained on a strong growth path, up +3.8% y-o-y in Q2 24 (+4.4% y-o-y in H1 24) mainly fuelled by ongoing commercial momentum and successful cost management. As a result, EBITDA* margin expanded by +1.2 p.p. y-o-y to 32.5% in Q2 24 (+1.4 p.p. y-o-y to 31.8% in H1 24).
CapEx was -7.5% y-o-y with a CapEx/Revenue ratio of 11.1% (-0.9 p.p. y-o-y) in H1 24, reflecting the typical back-end loaded CapEx phasing while making ongoing excellent progress in the 5G roll-out. As such, EBITDAaL*-CapEx accelerated in Q2 24 to +16.4%, +2.1 p.p. q-o-q and grew +15.4% y-o-y in H1 24. EBITDAaL*-CapEx margin improved +1.6 p.p. y-o-y to 11.9% in H1 24.

(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts

TELEFÓNICA TECH
Key messages
•Strong commercial momentum continues, with double digit growth in bookings & funnel
•Double-digit growth in revenue in Q2 y-o-y
•Strengthened strategic positioning, leveraged on the new operating model and reinforced capabilities

Since 2023, T. Tech started a new cycle focused on maintaining a sustainable business growth by leveraging its position as a leading provider of high-value tech integration solutions. T. Tech streamlined its operations through Global Service Lines (GSL), integrating key services across all regions, with relevant progresses made in IoT, BizApps, AI & Data and Cybersecurity.
T. Tech counts on a solid partner ecosystem with accreditations of Managed Service Provider from all Hyperscalers. Our capabilities are acknowledged by Google Cloud (Sales Partner of the Year 2024), CrowdStrike (South Europe Partner of the Year), Watchguard (EMEA Partner of the Year), Fortinet (Service Provider of the Year), and Sophos (Partner of the Year). In Q2, T. Tech announced global agreements with Google Cloud (renewal of partnership with extension to AI and GenAI), Microsoft (next-gen cybersecurity), IBM (AI & Data) and HPE (UKIMEA Service Provider of the Year).
T. Tech industry credentials increased as well with new recognitions in the quarter: MSSP Alert (2nd provider of Managed Security Services), Omdia (Key Player on Managed Detection and Response Market), GlobalData (Strong player in its Private LTE/5G Network Services) for strong IoT positioning and traction in key verticals like logistics and mining, GlobalData (Leader in global enterprise mobility).

Operating performance
T. Tech continued to post strong commercial activity (bookings ~+20% y-o-y in H1 24), driven by the private sector, particularly Financial, Healthcare, and Manufacturing customers. Additionally, the commercial funnel grew at similar rates. After Q2 closing, highlighting high impact projects, we announced in July a Cybersecurity alliance with BBVA.
Cybersecurity & Cloud capabilities were strengthened in Q2 with new launches (Cisco’s Webex Calling in Spain, Perú, and Chile and services Copilot, Azure FinOps and SAP Grow in Spain), the availability of Oracle on Tech’s Cloud Portal, and the development of Extended Discovery and Response Value Proposition as a key part of next-gen SOC services. Thanks to the GSL model, in the UK&I, we have a strong commercial momentum.
In IoT, T. Tech progresses thanks to its GSL, with a strong portfolio and the expansion of all its Industry and Smart solutions across footprint, particularly in the UK. Regarding AI & Data, through the GSL model, we reinforce our Public Sector leadership in Spain, with new contracts in healthcare and tourism. In the Private Sector, T. Tech secured significant deals in manufacturing, energy, and sports. T. Tech now has 10 specialised AI & Data centres in Spain, the UK, Central Europe, Brazil, and Hispam, offering a comprehensive portfolio. BizApps capabilities were reinforced in Q2 thanks to the launch in Spain with first relevant projects won.

Financial Performance
Revenue reached €984m in H1 24 with a solid double-digit growth of +11.1% y-o-y (€507m in Q2 24, +11.2% y-o-y vs. 11.0% in Q1 24). T. Tech has already achieved a scale of 2Bn€ annualized revenue (€1,976 LTM revenues, growing at +14%). Revenue mix is well-balanced in services (high weight of revenue from Managed & Professional services & own platforms), customers and geographies (>85% revenues from hard-currency markets). Our strong commercial performance and our sales pipeline allow us to maintain a positive revenue outlook for the rest of the year.
Per service, T. Cybersecurity & Cloud Tech and T. IoT & Data Tech revenues amounted to €862m (+11.7% y-o-y) and €122m (+5.7% y-o-y) in H1 24, respectively.

TELEFÓNICA INFRA
Key Messages
•23m3 FTTH PPs, 28 MW data centres, and >100k km4 of global connectivity
•Contributing to growth, driving value whilst increasing differentiation and capabilities
•Telxius; maintained a solid traffic growth and high profitability (c.50% EBITDA* margin)

Operating performance
T. Infra: Driving profitable growth leveraging a capital efficient deployment of future-proof infrastructure
In Spain, Bluevía (Vauban/CAA consortium 45%, T. Infra 25% and T. España 30%) continued driving digital inclusion in lower populated areas, supporting Telefónica’s goal of reaching full-fibre coverage and surpassing 5m PPs.
In Brazil, FiBrasil (CDPQ 50%, T. Infra 25% and T. Brasil 25%) provides high-quality fibre connectivity service, covering over 151 municipalities, with deployments totaling 4.4m PPs in 22 Brazilian states. It has established contracts with more than 55 ISPs to provide connectivity services, reinforcing its position as a neutral fibre network provider.
In the UK, nexfibre (InfraVia Capital Partners 50%, T. Infra 25% and Liberty Global 25%) enlarged its scope to 1.3m PPs, continuing to transform the full-fibre market by creating a national-scale network across the UK.
In Germany, Unsere Grüne Glasfaser (UGG) (Allianz 50%, T. Infra 40% and T. Deutschland 10%) maintained its focus on deployment, with positive trend in premises ready or under construction in 8 federal states (“Länder”): 1m premises (0.2m already passed). By the end of June, the company had signed more than 1m MoUs with municipalities to roll-out fibre.
ONNET Fibra Chile (KKR 60% and T. Chile 40%) and ONNET Fibra Colombia continued its roll-out reaching 4.1m PPs and 4.0m PPs as of Jun-24. In Peru, Pangea (KKR 54%, Entel Peru 10% and T. Hispam 36%), expects the sale approval in H2 24 and made progress with FTTH deployment, 3.8m PPs as of Jun-24 (also including T. Peru PPs).
Nabiax (Asterion Industrial Partners 80% and T. Infra 20%) has strengthened its position as the leading company in the Colocation industry in Spain, has 4 Data Centers and operates 28 MW of installed IT Power.

Telxius: Critical international connectivity Infrastructure
Telxius sustained positive traffic growth of +13% y-o-y in H1 24, which, combined with permanent cost management, allowed to deliver a high profitability (49.4% EBITDA* margin in H1 24). In addition, Telxius continued expanding its colocation facilities in Virginia Beach (USA), Derio (Spain), Santos (Brazil), Lurin (Peru) and Barranquilla (Colombia), enhancing a comprehensive set of colocation and interconnection solutions for the digital needs of its customers. The progressive expansion of Telxius’ colocation capabilities in its landing stations ensure continued scalability for Telxius’ customers as their cloud and digital needs continue to grow.
3     Included in the total Group´s FTTH PPs
4     International fibre as of Jun-24
(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts

TELEFÓNICA HISPAM

21%	of total Telefónica H1 24 revenue	12%	of total Telefónica H1 24 EBITDA*

Key Messages
•T. Colombia entered into a non-binding MoU with Millicom for a potential corporate transaction
•Service revenue, EBITDA*, and EBITDAaL*-CapEx returned to y-o-y growth (+4.9%, +2.7%, +19.0%, respectively)
•Argentina showed solid y-o-y growth in revenue and EBITDA* (+10.4% and x7, respectively)

Operating performance
T. Hispam continues to work to reduce the digital gap in the region, where 200m people are not connected. Thus, with initiatives such as "Internet for all" in Peru, where it already offers 4G internet connection to more than 3.7m people, it is advancing digital inclusion in Latin America.
In line with T. Hispam's objective of strengthening its business through partnerships to share infrastructure and become more efficient, T. México and AT&T announced last April an agreement to extend to 2030 the term of the last mile capacity access agreement signed in 2019, under which AT&T provides T. México with 3G, 4G and 5G capacity.
Movistar Argentina also announced a breakthrough in its network sharing agreement with Iplan, which will allow it to expand FTTH connectivity in the city of Buenos Aires where Movistar already has more than 400k PPs.
Mobile contract accesses decreased 1% y-o-y due to commercial aggressiveness in the main countries in the region and negative net adds in Argentina in Q2 (mainly due to migration to prepay as a result of the country's economic situation). Mexico continued to show solid contract access growth .
In fixed, accesses connected to the FTTH network increased 4% y-o-y, driven by the growth of 3.0m PPs passed in the last 12 months to 21.6m (leading FTTH operator in the region). Noteworthy growth of connections was recorded in Colombia and Argentina (+37% and +24% respectively).

Financial performance
Revenue flat y-o-y (-0.1% in Q2 24; -4.1% in H1 24). Service revenue reversed the trend and returned to y-o-y growth (+4.9%; +0.1% in H1 24), increasing in all countries in the region except Chile and Peru (affected by competitive pressure and the depreciation of the Chilean peso), with notable growth in Argentina, Colombia and Mexico.
EBITDA* increased y-o-y in Q2 (+2.7%; -6.3% in H1 24) driven by Argentina, Colombia and Mexico and despite lower revenue in Chile and Peru.
EBITDA* margin stood at 18.5%; +0.5 p.p. vs. Q2 23 (18.2% in H1 24, -0.4 p.p. y-o-y).
EBITDAaL*-CapEx grew 19.0% y-o-y in Q2 24 (-12.6% in H1) thanks to the improvement in the EBITDA* trend, the stabilisation in the y-o-y growth of leases (associated with the savings in Colombia and Mexico) and the decline in CapEx. CapEx as a percentage of revenues was 6.6% in H1 (-0.4 p.p. y-o-y).

Evolution by Country
Chile: Results were again impacted by the difficult mobile competitive environment. Revenue was also impacted by the fall in handset sales, -20.1% (-20.2% in H1 24). EBITDA* decreased -22.4% (-29.2% in H1 24), although showing growth vs. Q1 24 (+7.5%) thanks to implemented efficiency measures. Movistar Chile's Integral Security and Control Centre was inaugurated, marking a significant milestone in cybersecurity in line with our ongoing commitment to protect our employees, customers and assets.

Perú: Results continued to be affected by the difficult competitive environment (mobile portabilities reached a new all-time high in Q2). Meanwhile, the Company is focusing on improving the customer experience and on April 24 launched the IPTV service compatible with 4K content, enabling personalized TV consumption. EBITDA* fell 34.4% y-o-y in Q2 24. Movistar has renewed its ISO 14001 certification awarded by AENOR for three more years (until 2027), highlighting its corporate responsibility to protect the environment through proper management of resources, with a focus on the circular economy, energy efficiency and the fight against climate change.
Colombia: The clear leadership in FTTH, the sustained improvement in prepay and the appreciation of the Colombian peso explain the y-o-y growth in revenues (+7.2% and +7.5% in H1 24) and EBITDA* (+11.1%; +15.5% in H1 24), offsetting the aggressiveness of the contract market (although there was a reduction in portabilities). The Company received the Andesco Sustainability Award 2024 in the Special Category of Gender Equality for the "Women in Network" initiative.
México: The good performance in contract (y-o-y growth in accesses and ARPU), savings in network cost from the progressive closure of sites and CapEx efficiencies resulted in y-o-y growth in revenue (+4.3% and +7.1% in H1 24), EBITDA* (+67.4% and +39.5% in H1 24), and EBITDAaL-CapEx* (x7 in H1 24). Movistar México was awarded four Lions at Cannes for the 'This is not a game' awareness raising campaign on the responsible use of technology.
Argentina: Revenue grew 10.4% y-o-y in Q2 24 (-4.9% in H1 24) thanks to tariffs increase, and growth in accesses. EBITDA* grew strongly (+215.0% and +40.3% in H1 24) due to revenue and cost efficiencies, as OpEx increased significantly below inflation. Movistar Argentina has added Starlink to its catalogue of services for SMEs and companies, which will enable it to offer satellite internet to companies located in areas where traditional infrastructure does not currently reach.

(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts

Joint Venture, VMO2
(100% of VMO2)
Key messages
•Successful fixed price rise implementation; fixed ARPU returned to growth
•Combined consumer fixed and mobile revenue excluding handset stable y-o-y
•Pace of full fibre build accelerated, PPs +68.3% y-o-y, while NetCo advances H1 25 timelines

Operating performance
VMO2 remained focused on delivering more for customers, successfully executing price rise changes, and continuing to invest significantly in its networks and services. Also, VMO2 concentrated on investing in key drivers of future growth, transforming and simplifying the business for long-term success.
The full fibre footprint reached the milestone of 5m PPs at the end of June, with 295k new PPs in Q2 (total fixed network footprint reached 17.5m PPs), through a combination of the existing fibre footprint, progress in the fibre upgrade activity, and as the anchor tenant of the nexfibre network. In mobile, the rollout of 5G Standalone continued, with outdoor 5G coverage now reaching almost two thirds of the UK population (65%) following the switch-on of next generation 5G Standalone in Q1 24. In July, VMO2 and Vodafone UK announced a new, long-term mobile network sharing agreement, which provides a basis for VMO2 and Vod-3 UK to enhance network sharing, bolstering quality mobile coverage across the UK and delivering improved services for customers should the merger be approved.
VMO2 advanced its circular economy initiatives by awarding £500,000 in grants to tackle electronic waste and support digital inclusion through the Time After Time fund, in collaboration with environmental charity Hubbub. The fund provides up to £100,000 to projects that repurpose unwanted technology and help communities get online. In addition, VMO2 completed the first stage of its Shared Rural Network (SRN) rollout in June in line with Government targets, bringing reliable 4G coverage to 227 rural communities across the UK, helping to reduce the digital divide, customers can now benefit from reliable 4G services across more than 300 former coverage black spots.
The contract mobile base fell -118k in Q2 24 (-252k in H1 24), reflective of wider market trends, as activity in the premium end of the market remained lower than the prior year. The total mobile customer base achieved a robust 35.7m, supported by growth in IoT. O2 mobile contract churn stood at 1.2% in Q2 24, stable q-o-q.
In Q2 24, IoT accesses grew by +338k (+752k in H1 24).
Fixed broadband net adds totalled -12k in Q2 24 (-7k in H1 24), impacted by a moderate loss when price rises were implemented. Growth in the nexfibre footprint continues to build steadily and is expected to rise as marketing increases.

Financial performance
Revenue grew +0.6% y-o-y in Q2 24 (+1.6% y-o-y in H1 24), with handset sales declining (-18.0% y-o-y in Q2 24; -20.1% y-o-y in H1 24) as the primary trading driver, and with the benefit of an 8.8% airtime price rise offset by the reduction in benefit from last year’s 17.3% increase on a y-o-y basis. Consequently, total mobile revenue declined -4.6% y-o-y in Q2 24 (-3.2% y-o-y in H1 24). Fixed revenue grew +3.3% y-o-y in Q2 24 (+1.9% y-o-y in H1 24), as the implementation of contractual price increases for the first time drove a return to growth in ARPU per fixed-line customer relationship. B2B fell -14.0% y-o-y in Q2 24 (-15.1% y-o-y in H1 24), driven by a reduced level of revenue related to long-term leases of a portion of the fixed network and pricing headwinds. Other revenue increased +20.6% y-o-y (+29.3% y-o-y in H1 24), driven by increased nexfibre construction revenue.
EBITDA* grew +0.1% y-o-y in Q2 24 (+1.7% y-o-y in H1 24), driven by B2B fixed headwinds and investment in IT and digital efficiency programmes, practically offsetting the benefit of consumer price increases implemented in the quarter.
H1 24 CapEx increased by +3.7% y-o-y with a CapEx/Revenue ratio of 20.4%. As such, EBITDAaL*-CapEx decreased -2.7% y-o-y with EBITDAaL*-CapEx/Revenue at 14.8%.

(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts

APPENDIX
Selected consolidated financial statements

TELEFÓNICA CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)	H1 24	H1 23	y-o-y % Chg	Q2 24	Q2 23	y-o-y % Chg

Revenue	20,395	20,178	1.1	10,255	10,133	1.2
Other income	569	664	(14.3)	280	380	(26.2)
Operating expenses	(14,524)	(14,559)	(0.2)	(7,311)	(7,358)	(0.6)
Impairments & losses on disposal of assets	(16)	(17)	(6.7)	(4)	(11)	(59.9)
EBITDA	6,424	6,266	2.5	3,219	3,144	2.4
Depreciation and amortisation	(4,361)	(4,348)	0.3	(2,198)	(2,196)	0.1
Operating income (OI)	2,063	1,918	7.6	1,021	948	7.8
Share of profit (loss) of investments accounted for by the equity method	18	(14)	c.s.	(27)	174	c.s.
Net financial income (expense)	(779)	(790)	(1.3)	(420)	(524)	(19.8)
Profit before taxes	1,302	1,114	16.9	575	598	(3.9)
Corporate income tax	(229)	(230)	(0.5)	(64)	(69)	(6.2)
Profit for the period	1,073	884	21.4	510	530	(3.6)
Attributable to equity holders of the Parent	979	760	28.9	447	462	(3.3)
Attributable to non-controlling interests	94	124	(24.2)	63	67	(5.8)

EBITDA*	6,424	6,306	1.9	3,219	3,161	1.8
EBITDA* margin	31.5%	31.3%	0.2 p.p.	31.4%	31.2%	0.2 p.p.

Weighted average number of ordinary shares outstanding during the period (millions)	5,636	5,679	(0.8)	5,639	5,675	(0.6)
Basic earnings per share attributable to equity holders of the Parent (Euros)	0.15	0.11	34.1	0.07	0.07	(4.7)
Basic* earnings per share attributable to equity holders of the Parent (Euros)	0.20	0.16	25.9	0.10	0.07	50.0
- The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 "Earnings per share". Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares.
- Basic earnings per share ratio is calculated dividing Profit for the period Attributable to equity holders of the Parent, adjusted for the net coupon corresponding to “Other equity instruments” (-€135m in January-June 2024 and -€125m in January-June 2023), by the weighted average number of ordinary shares outstanding during the period.
(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts.

TELEFÓNICA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)	Jun 24	Dec 23	% Chg vs. Dec

Non-current assets	81,161	83,568	(2.9)
Intangible assets	10,625	11,370	(6.6)
Goodwill	17,874	18,708	(4.5)
Property, plant and equipment	22,317	22,944	(2.7)
Rights of Use	7,671	8,448	(9.2)
Investments accounted for by the equity method	8,845	8,590	3.0
Financial assets and other non-current assets	7,730	7,268	6.4
Deferred tax assets	6,099	6,240	(2.2)
Current assets	20,652	20,756	(0.5)
Inventories	986	929	6.1
Receivables and other current assets	10,097	10,132	(0.3)
Tax receivables	1,389	1,193	16.5
Other current financial assets	2,243	1,078	108.1
Cash and cash equivalents	5,268	7,151	(26.3)
Non-current assets and disposal groups held for sale	669	273	145.2

Total Assets = Total Equity and Liabilities	101,813	104,324	(2.4)

Equity	24,753	27,096	(8.6)
Equity attributable to equity holders of the parent and other holders of equity instruments	21,016	21,852	(3.8)
Equity attributable to non-controlling interests	3,737	5,244	(28.7)
Non-current liabilities	52,890	53,829	(1.7)
Non-current financial liabilities	33,813	33,360	1.4
Non-current lease liabilities	5,824	6,708	(13.2)
Payables and other non-current liabilities	3,631	3,605	0.7
Deferred tax liabilities	2,885	2,702	6.8
Non-current provisions	6,737	7,454	(9.6)
Current liabilities	24,170	23,399	3.3
Current financial liabilities	4,467	3,701	20.7
Current lease liabilities	2,171	2,239	(3.0)
Payables and other current liabilities	14,218	13,957	1.9
Current tax payables	1,397	1,869	(25.3)
Current provisions	1,547	1,596	(3.1)
Liabilities associated with non-current assets and disposal groups held for sale	370	37	n.s.

- The consolidated statement of financial position includes a positive value of the derivatives portfolio for a net amount of €972m, €2,069m included as financial liabilities and €3,041m included as financial assets.

TELEFÓNICA CONSOLIDATED CASH FLOW STATEMENT

Unaudited figures (Euros in millions)	H1 24	H1 23	y-o-y % Chg

Cash received from operations	24,509	23,790
Cash paid from operations	(18,495)	(17,723)
Net payments of interest and other financial expenses net of dividends received	(858)	(512)
Taxes proceeds/(paid)	(556)	(266)
Net cash flow provided by operating activities	4,600	5,289	(13.0)

(Payments)/proceeds on investments in property, plant and equipment and intangible assets, net	(3,011)	(3,034)
Proceeds on disposals/ (payments on investments) in companies, net of cash and cash equivalents disposed	(51)	913
Proceeds/(payments) on financial investments not included under cash equivalents	(19)	393
Net proceeds/(Payments) for temporary financial investments	(1,024)	577
Net cash flow used in investing activities	(4,105)	(1,151)	256.6

Dividends paid	(972)	(1,141)
Proceeds from share capital increase with minority interest	—	113
Proceeds/(payments) of treasury shares and other operations with shareholders and with minority interests	(1,135)	(800)
Operations with other equity holders (1)	(200)	(195)
Proceeds on issue of debentures and bonds, loans, borrowing and promissory notes, and other debts	2,848	962
Repayments of debentures and bonds, and other debts and repayments of loans, borrowings and promissory notes	(1,613)	(1,877)
Lease Principal Payments	(1,130)	(1,076)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(101)	(84)
Net cash used in financing activities	(2,303)	(4,098)	(43.8)

Effect of changes in exchange rates, cash reclassified to assets held for sale, effect of changes in consolidation methods and others	(75)	5
Net increase (decrease) in cash and cash equivalents during the year	(1,883)	45	c.s.

Cash and cash equivalents at the beginning of the period	7,151	7,245
Cash and cash equivalents at the end of the period	5,268	7,290
(1) Includes issuance and coupons of undated deeply subordinated securities

Alternative performance measures
The Group's management utilises a range of Alternative Performance Measures (APMs) alongside those expressly defined in the IFRS to gain additional insights into the Group's performance, solvency, and liquidity. However, it's important to note that these measures should not be viewed in isolation or as substitutes for IFRS measures.
From 2024 Telefónica is changing some of its APMs for various reasons. This move aims to simplify guidance by aligning it with the reported consolidated results, enhancing comprehension. Additionally, these adjustments enhance user-friendliness, facilitating easier navigation through results and better tracking of performance against guidance. Furthermore, the inclusion of new guidance Key Performance Indicators (KPIs) allows for more straightforward tracking, including reported revenue split between B2C, B2B, and wholesale/partners and others, reported EBITDA, EBITDAaL- CapEx, CapEx to Sales, adjusted figures, and the leverage ratio target.
In recent years, EBITDA (formerly OIBDA) has been the primary operating metric for our guidance. While both OIBDA and EBITDA are non-GAAP measures, we now guide on EBITDA to align with market standards. This transition reflects a natural evolution in our reporting approach, as OIBDA historically served as an internal metric.
Additionally, the company provides guidance on CapEx and EBITDAaL-CapEx, implicitly indicating EBITDAaL in line with sector trends. Recognising the significance of leases in daily operations, Telefónica aims to simplify reporting and mitigate volatility by focusing on EBITDA and EBITDAaL-CapEx, which serve as reliable proxies for operating leverage.
To further streamline our reporting and enhance user-friendliness, we have decided to discontinue reporting Organic figures. This decision aligns with industry standards and simplifies our reporting structure, enabling stakeholders to navigate our results more effectively and track performance against guidance. Moreover, by incorporating new guidance KPIs, we strengthen our ability to track key metrics and gain deeper insights into our performance trends.
EBITDA (formerly OIBDA) and EBITDAaL (formerly OIBDAaL)
Earnings before depreciation and amortisation (EBITDA) is calculated by excluding solely depreciation and amortisation from Operating Income. EBITDAaL is calculated deducting amortization of rights of use and interest of lease liabilities from EBITDA. EBITDA and EBITDAaL are used to track the performance of the business and to establish operating and strategic targets of Telefónica Group companies. EBITDA and EBITDAaL are commonly reported measures and are widely used among analysts, investors, and other interested parties in the telecommunications industry, although not defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. EBITDA and EBITDAaL should not be considered as a substitute for Operating Income.
The detailed calculation of Telefónica Group's EBITDA and EBITDAaL can be found in the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2024/06/rdos24t2-data.xlsx.
EBITDAaL-CapEx
EBITDAaL-CapEx is defined as EBITDAaL reduced by accrued capital expenditures excluding those related to spectrum acquisitions.
We believe that it is important to consider capital expenditures excluding spectrum acquisitions, together with EBITDAaL in order to have a more complete measure of the performance of our telecommunications businesses. We use these measures internally to track the performance of our business, to establish operating and strategic targets of the Group's businesses and in our internal budgeting process.
EBITDAaL-CapEx is not a measure expressly defined in IFRS, and therefore may not be comparable to similar indicators used by other companies. In addition, EBITDAaL-CapEx should not be considered a substitute for Operating Income, the most comparable financial measure calculated in accordance with IFRS, or any measure of liquidity calculated in accordance with IFRS.
Adjusted EBITDA, Adjusted EBITDAaL, Adjusted EBITDAaL-CapEx
“Adjusted” result or results in “adjusted” terms intend to present a result adjusted by certain factors which distort the analysis of the business performance, but without adjusting for exchange rates or hyperinflation. The adjusted result is calculated for EBITDA, EBITDAaL and EBITDAaL-CapEx. The "adjusted" result provides useful information for the company and market agents because:
•It provides additional information on the adjusted performance of the Group's operations, removing the distorting effects of certain factors, as they are specific to a certain moment and not associated with the ordinary performance of the business, facilitating the adjusted analysis of the business.

•The inclusion of the business adjusted performance is used both internally and by the various agents in the market to consistently monitor trends and operating performance of the business; this data also facilitates the relation between the business performance of Telefónica and that of other operators, although the term "adjusted" is not a term defined in IFRS, and the "adjusted" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, Adjusted EBITDA, Adjusted EBITDAaL and Adjusted EBITDAaL-CapEx are defined as the EBITDA, EBITDAaL and EBITDAaL-CapEx adjusted by the following factors: restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts.
Furthermore, the Group uses the EBITDA margin measure, which is the result of dividing Adjusted EBITDA by revenue, and EBITDAaL-CapEx margin, obtained by dividing Adjusted EBITDAaL-CapEx by revenue and serving as a measure of operating leverage.
Reconciliation between reported data and Adjusted EBITDA, Adjusted EBITDAaL and Adjusted EBITDAaL-CapEx can be found on the selected financial information contained on https://www.telefonica.com/en/wp-content/uploads/sites/5/2024/06/rdos24t2-data.xlsx.
Debt indicators
a.Net financial debt and Net financial debt plus leases and Net financial debt plus commitments
As per the Group calculation, net financial debt includes: i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives), ii) other payables included in “Payables and other non-current liabilities”, “Payables and other current liabilities” and “Current tax payables” (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component and the supplier financing for the customer financing of terminal sales) and (iii) financial liabilities included in “Liabilities associated with non-current assets classified as held for sale”.
From these liabilities, the following are subtracted: i) cash and cash equivalents, ii) current financial assets (which include short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, iv) other interest-bearing assets (components of “Receivables and other current assets”, “Tax receivables” and “Financial assets and other non-current assets” in the consolidated statement of financial position), v) cash and other current financial assets included in “Non-current assets classified as held for sale”, vi) mark-to-market adjustment by cash flow hedging activities related to debt, and vii) fair value of derivatives adjustment used for the economic hedging of gross commitments related to employee benefits. In "Receivables and other current assets" we include the customer financing of terminal sales classified as short term, and "Financial assets and other non-current assets" includes derivatives, instalments for the long-term sales of terminals to customers and other long-term financial assets.
Net financial debt plus commitments is calculated by adding gross commitments related to employee benefits to net financial debt and the fair value of the derivatives used for the economic hedging of such commitments to net financial debt and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.
Net financial debt, net financial debt plus leases and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of Group solvency using the same measures used by Group management. They are used to calculate internally certain solvency and leverage ratios. Nevertheless, none of them should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
The reconciliation of Telefónica Group's gross financial debt according to the consolidated statement of financial position, net financial debt and net financial debt plus leases can be found in the financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2024/06/rdos24t2-data.xlsx.
Net financial debt is also defined in the condensed consolidated interim financial statements for the six-months ended June 30, 2024 (see "Alternative measures not defined in IFRS" in Note 2).
b.Leverage ratio
The leverage ratio is calculated as the ratio of net financial debt over Adjusted EBITDAaL for the past 12 months, including or excluding the adjusted EBITDAaL of the companies which are incorporated or removed from the perimeter of consolidation.
The reconciliation of the leverage ratio can be found in the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2024/06/rdos24t2-data.xlsx.

Free Cash Flow
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (payments)/proceeds on investments in property, plant and equipment and intangible assets (excluding spectrum payments), dividends paid to minority interests and lease principal payments.
To enhance the accuracy and completeness of our free cash flow calculation, we now only consider dividends stemming from free cash flow generated by the UK JV, excluding potential recapitalizations which are decided annually based on market conditions, and any other potential cash available for distribution. Additionally, hybrid coupon payments are incorporated for a clearer view of available recurrent cash generation. On top of that, personnel commitments payments are also included to ensure comprehensive analysis and alignment with operational realities.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders. The same measure is used internally by Group management. Nevertheless, free cash flow should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.
The reconciliation of net cash flow from operations, according to the consolidated statement of cash flows (on a straight-line basis) and the Group’s Free cash flow according to the above definition, can be found on the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2024/06/rdos24t2-data.xlsx.
Adjusted Net Income (formerly Underlying Net Income) and Adjusted EPS
Adjusted Net income and Adjusted EPS are defined as the reported Net Income and EPS as adjusted by the following factors:
•Restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non ordinary impacts, in line with the Adjusted EBITDA calculation.
•Amortisation of intangible assets from purchase price allocation processes.
•The positive or negative impact in Share of Results of investments accounted for by the equity method of FX differences and changes in the fair values of VMO2’s derivatives recorded in its financial results.
The Adjusted Net Income and Adjusted EPS measures provide useful information for the company and market agents because:
•It provides additional information on the underlying performance of the Group's operations, removing the distorting effects of certain factors, as they are specific to a certain moment and not associated with the ordinary performance of the business, facilitating the underlying analysis of the business.
•The inclusion of the business underlying performance is used both internally and by the various agents in the market to consistently monitor trends and operating performance of the business; this data also facilitates the relation between the business performance of Telefónica and that of other operators, although the term "adjusted" is not a term defined in IFRS, and the "adjusted" measures included herein may not be comparable to similar measures presented by other companies.

DISCLAIMER

This document has been prepared by Telefónica, S.A. (hereinafter “Telefónica” or “the Company”, and together with its subsidiaries the “Telefónica Group”) exclusively for its use during the presentation of financial results. The Company does not assume any liability for the content of this document if used for any purposes different from the one outlined above.
This document may contain forward-looking statements, opinions and information (hereinafter, the “Statements”) relating to the Telefónica Group. These Statements may include financial and other forecasts and estimates and statements regarding plans, objectives and expectations regarding matters such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the outcome of recently completed transactions and the Telefónica Group’s results and its operations, including its environmental, social and governance commitments and targets. The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief", “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions.
These Statements reflect the current views of the Telefónica Group’s management and may change over time. Further they do not intend to be exhaustive and they have not been verified by third parties or audited, therefore, Telefónica's opinions and aspirations with respect to future events do not represent, by their own nature, any guarantee of future fulfilment or profitability, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica with the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV) and the U.S. Securities and Exchange Commission (SEC).
Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including, among others, changes in the Telefónica’s Group business, changes in its business development strategy or any other circumstances.
This document may contain summarized, non-audited or non-IFRS financial information (including information referred to as “organic” and “underlying”). Such information may not be prepared in accordance with the financial reporting requirements established by the SEC, is presented for supplemental informational purposes only and should not be considered a substitute for audited financial information presented in accordance with IFRS. The Company’s non-IFRS financial measures may differ from similarly titled measures used by other companies. In addition, there are material limitations associated with the use of non-IFRS financial measures since they exclude significant expenses and income that are recorded in the Company’s financial statements. Information related to Alternative Performance Measures (APM) used in the present document are included in the Appendix “Alternative performance measures”, page 21 of this document. Moreover, the information contained herein should be considered only together with Telefónica’s condensed consolidated interim financial statements and consolidated interim management report for the six-month period ended in 30 June 2024, submitted to the CNMV, in Note 2, page 11 of the pdf filed. Recipients of this document are invited to read it.
Neither this document nor any of its contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security, or a solicitation for any vote or approval in any other jurisdiction.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 31, 2024	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer for Telefonica, S.A.